SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 6, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated February 6, 2004, regarding fourth quarter report.

Fourth quarter report 2003 February 6, 2004

For the German market: Notification pursuant to Section 15 WpHG

Ericsson reports strong gross margin development and full year profit before restructuring charges

Fourth quarter and twelve months summary

•	Net sales SEK 36.2 (36.7) b., full year SEK 117.7 (145.8) b.

•	Net income SEK 0.1 (-8.3) b., full year SEK-10.8 (-19.0) b.

•	Earnings per share SEK 0.01 (-0.58), full year SEK-0.69 (-1.51)

•	Adjusted gross margin 41.6% (32.6%) – up 5.7%-points sequentially[1]

•	Adjusted income after financial items SEK 5.5 (-2.1) b., full year SEK 2.8 (-14.0) b2

•	Cash flow before financing SEK 4.6 b. – net cash SEK 27.0 b.

•	Restructuring charges of SEK 4.0 (6.3) b., full year SEK 16.5 (12.0) b.

	Fourth quarter			Third quarter		Twelve months
SEK b.	2003	2002	Change	2003	Change	2003	2002	Change
Orders booked, net	29.5	30.7	-4%	28.1	5%	113.0	128.4	-12%
Net sales	36.2	36.7	-1%	28.0	29%	117.7	145.8	-19%
Adjusted gross margin (%)[1]	41.6%	32.6%	—	35.9%	—	37.1%	32.3%	—
Adjusted operating income[2]	6.0	-2.3	—	1.3	—	3.7	-12.5	—
Adjusted income after financial items[2]	5.5	-2.1	—	1.0	—	2.8	-14.0	—
Net income	0.1	-8.3	—	-3.9	—	-10.8	-19.0	—
Earnings per share	0.01	-0.58	—	-0.25	—	-0.69	-1.51	—
Cash flow before financing activities	4.6	1.6	—	9.1	—	19.5	-7.1	—
Opex run rate, annualized	37	51	—	38	—	—	—	—
Number of employees	51,583	64,621	—	53,401	-3%	51,583	64,621	-20%

[1]	Adjusted for restructuring charges SEK 0.8 (3.5) b. and for the full year SEK 4.8 (5.6) b.
[2]	Adjusted for restructuring charges, non-operational capital gains/losses, net, and capitalization of development expenses, net, SEK 3.6 (5.9) b. and for the full year SEK 14.9 (8.8) b.

Book-to-bill was below one as expected due to seasonally strong sales in the fourth quarter. Orders booked increased sequentially by 5% to SEK 29.5 (30.7) b. Net sales in the quarter grew 29% sequentially to SEK 36.2 (36.7) b. Currency exchange effects have had a negative impact on sales of 9% year-over-year.

Adjusted gross margin improved sequentially by 5.7 percentage points to 41.6% (32.6%) as a result of ongoing restructuring with cost of sales reductions, favorable product mix, as well as higher capacity utilization in the seasonally strong fourth quarter. Operating expense reductions are on track, reaching an annualized run rate of SEK 37 (51) b. Adjusted income after financial items was SEK 5.5 (-2.1) b. compared to SEK 1.0 b. in the third quarter. Net currency exchange effects, compared to rates one year ago, have had a negative impact of SEK 1.6 b. on operating income in the quarter.

Cash flow before financing was SEK 4.6 (1.6) b. primarily due to improved earnings and further capital rationalization. The financial position was strengthened with a net of financial assets and liabilities, i.e. net cash, of SEK 27.0 b. Payment readiness has further increased to SEK 75.3 (66.3) b.

CEO COMMENTS

“The mobile infrastructure market has definitely stabilized, traffic continues to grow and operators are increasing their focus on network quality and capacity. The year ended with strong sales and we continue to further enhance our leading position,” says Carl-Henric Svanberg, President and CEO of Ericsson.

“Significant improvements in operating profit, gross margin and cash flow have been achieved through increased efficiency and cost of sales reductions. This is the result of the focus on returning the company to profitability including the accelerated efforts in reducing cost of sales. Although the major restructuring is over, with minor adjustments remaining to be completed, by the third quarter 2004, our relentless work to increase efficiency and cost awareness will continue.

As market leader we have together with our customers gained key learnings in the early stages of the 3G rollout. This experience provides important advantages and we are encouraged by the 3G sales during the quarter. This year will be important for our industry as commercial launches of 3G gather speed in preparation for a mass market in 2005.

We have the most comprehensive experience from all around the world and in all standards. Our leading position in both 2G and 3G is a decisive competitive advantage in supporting operators in all markets and phases of development. We have built this strong position on our cutting-edge technology, large volumes with economies of scale and our ability to offer end-to-end solutions.

Understanding consumer needs is increasingly important in this industry. The key challenge for both operators and us, as a business partner, is to understand which services consumers want, what they are willing to pay for them, and how to adapt business models accordingly. We must support our customers and partners in developing their business, choosing the right technology and operating it most efficiently. This will continue to be a key focus area going forward,” concludes Carl-Henric Svanberg.

MARKET VIEW

Operators have considerably strengthened their financial position and are increasing their efforts in service and network quality. Many operators in mature, capacity driven markets are signaling constraints after several years of limited investments and the increasing use of voice and mobile data services. 3G is the main focus but there is also a need for investments in capacity enhancements of both 2G and 2.5G.

In addition, tariffing plays an important role for traffic development. The strong traffic growth in North America over the years has mainly been driven by flat rate pricing. Recently, similar tariffing schemes have started to surface in Europe and Asia-Pacific and are likely to stimulate traffic growth.

In emerging markets subscriber growth continues to be strong. In certain markets such as China, India and Russia, there is a continuous need for further capacity enhancements driven by the strong traffic growth.

Most of these markets are still primarily driven by coverage. Low tariffs and low subscriber spend have so far been important limiting factors for profitable build out. With technology optimized for coverage it is possible to address far more consumers with maintained healthy profitability. Growth potential in these markets is therefore likely to be higher than earlier projections.

Today, worldwide subscription penetration is only 21% with a total of 1.34 billion subscriptions. The global number of mobile subscriptions is estimated to reach two billion during 2008. We believe that our solutions for operators in emerging markets could increase this growth rate.

The number of GSM subscriptions is expected to exceed one billion during the first quarter 2004. The growth in number of WCDMA subscriptions is gaining momentum and by the end of the quarter there were 2.8 million subscriptions. EDGE is playing an increasingly important role as a complement to WCDMA in rural areas. Within the CDMA2000 1X standard, the number of users is growing rapidly and by the end of the quarter there were 70 million subscriptions.

More and more operators are considering outsourcing of network integration and management. We recognized this potential early on, and based on our competitive advantage in end-to-end solutions and our large installed base, we have the market’s strongest service portfolio.

OUTLOOK

We believe that the market has stabilized and our view is that the global mobile systems market in 2004, measured in USD, will be in line with, or show slight growth, compared to 2003. This compares with our previous expectation that the mobile systems market in 2004 would be in line with 2003. The addressable market for professional services, also measured in USD, is expected to continue to show good growth.

We expect sales for the first quarter to show a sequential decrease due to seasonality but to show moderate growth year-over-year. However, we are monitoring the sustainability of this growth trend as some part could be operators catching up on last years limited investments.

OPERATIONAL REALIGNMENT

Annualized operating expense run rate was SEK 37 b., a SEK 1 b. reduction sequentially. The earlier announced reductions targeting an annualized operating expense run rate of SEK 33 b. by the third quarter 2004 remain. Total restructuring charges were SEK 4.0 b. during the quarter.

Total restructuring costs for 2003 were SEK 16.5 b., including SEK 0.4 b. for associated companies, concluding the announced restructuring charges. Restructuring costs refer mainly to severance pay, unutilized real estate and write down of assets. Cash outlays in the quarter were SEK 2.6 b. Of the originally anticipated cash outlays of SEK 20 b. associated with the restructuring, SEK 9.1 b. remains at year-end, of which approximately SEK 5 b. is expected to be paid in 2004. The cash flow effect after 2004 refers mainly to unutilized real estate.

During the quarter, headcount was reduced by 1,800, bringing the number of employees to 51,600 (64,600). The previous headcount target remains with total number of employees reaching 47,000 during 2004.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

Income

Order intake was SEK 31.0 b. However, due to a SEK 1.5 b. adjustment of prior years’ order backlog, orders booked were SEK 29.5 (30.7) b., an increase by 5% sequentially. The increase was driven by particularly strong development in the Americas and Asia-Pacific, compensating for weaker order intake in the Middle East and Western Europe. Central and Eastern Europe showed sequential growth. Adjusted for currency exchange effects the year-over-year increase was 9%.

Sales grew 29% sequentially to SEK 36.2 (36.7) b. Most markets increased with major contributions from China, India and the US. Though year-over-year sales were almost flat, adjusted for currency exchange effects, sales were up 8%.

Adjusted gross margin improved for the fourth consecutive quarter to 41.6% (32.6%), a sequential increase from 35.9%. Ongoing restructuring with cost of sales reductions, favorable product mix, as well as higher capacity utilization were the main contributors to the improved gross margin.

Adjusted operating expenses amounted to SEK 10.5 (14.3) b. Operating expenses include a SEK 0.5 b. increase in customer financing risk provisions. Adjusted operating income was SEK 6.0 (-2.3) b. compared to SEK 1.3 b. the previous quarter. Adjusted income after financial items was SEK 5.5 (-2.0) b. compared to SEK 1.0 b. in the third quarter. Adjusted income after financial items was SEK 2.8 (-14.0) b. for the full year.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -1.6 b. in the quarter and SEK -3.1 b. for the full year. Excluding effects from currency hedging this effect would have been SEK -4.0 b. for the full year.

Net income was SEK 0.1 (-8.3) b. for the quarter and SEK -10.8 (-19.0) b. for the full year.

Earnings per share were SEK 0.01 (-0.58) and SEK -0.69 (-1.51) for the full year.

Balance sheet and financing

The financial position improved significantly as the net of financial assets and debt, i.e. net cash, increased sequentially from SEK 20.5 b. to SEK 27.0 (4.8) b. Cash improved by SEK 3.7 b. sequentially.

Days sales outstanding (DSO) for trade receivables were 79 (92), a decrease by 14 days sequentially. Inventory turnover was more than 6.1 (5.1) turns.

Gross customer financing exposure increased sequentially by SEK 0.5 b. to SEK 12.3 (21.8) b. Net customer financing credits on balance sheet were reduced sequentially by SEK 0.3 b. to SEK 4.0 (14.0) b.

A one-time payment was made to a Swedish pension management company, reducing our pension liability by SEK 3.5 b. SEK 2.1 b. in long-term maturities were repaid during the quarter. The equity ratio was 34.4% (36.4%) compared to 34.5% at the end of the previous quarter.

Cash flow

Cash flow from operations, adjusted for restructuring and pension payment, was SEK 11.0 b. Cash flow before financing activities remained strong and amounted to SEK 4.6 (1.6) b. Cash flow from investing activities was SEK -0.1 b. net.

Payment readiness increased sequentially by SEK 3.9 b. to SEK 75.3 (66.3) b.

SEGMENT RESULTS

SYSTEMS

	Fourth quarter			Third quarter		Twelve months
SEK b.	2003	2002	Change	2003	Change	2003	2002	Change
Orders booked	27.6	28.5	-3%	26.5	4%	105.4	115.3	-9%
Mobile Networks	20.5	20.9	-2%	21.5	-5%	79.5	85.5	-7%
Fixed Networks	1.1	1.9	-41%	1.5	-25%	6.3	9.3	-32%
Professional Services	6.0	5.7	5%	3.5	72%	19.6	20.5	-4%
Net sales	33.6	33.2	1%	25.9	30%	108.7	132.0	-18%
Mobile Networks	25.7	24.7	4%	19.8	29%	82.1	101.1	-19%
Fixed Networks	2.2	3.0	-27%	1.7	33%	8.0	11.7	-32%
Professional Services	5.7	5.5	3%	4.4	30%	18.6	19.2	-3%
Adjusted operating income	5.6	-0.3	—	1.2	—	5.2	-4.9	—
Adjusted operating margin (%)	17%	-1%	—	5%	—	5%	-4%	—

Systems orders increased sequentially by 4% to SEK 27.6 (28.5) b. Orders for Professional Services increased by 72% sequentially.

Systems sales increased 30% sequentially to SEK 33.6 (33.2) b. driven by good growth in both GSM and WCDMA. Despite the weak USD, sales were flat year-over-year.

The GSM/WCDMA track increased significantly both sequentially and year-over-year by 38% and 9%, respectively. Adjusted for currency exchange effects the year-over-year increase was 18%. WCDMA equipment and associated network rollout services share of total Mobile Networks sales was stable at 13%.

Sales of Professional Services increased significantly by 30% sequentially to SEK 5.7 (5.5) b., and continue to represent 17% of total Systems sales. Adjusted for currency exchange effects the year-over-year increase was 13%.

OTHER OPERATIONS

	Fourth quarter			Third quarter		Twelve months
SEK b.	2003	2002	Change	2003	Change	2003	2002	Change
Orders booked	2.3	2.6	-9%	2.0	19%	9.2	15.4	-40%
Orders booked less divestitures	2.3	2.5	-8%	2.0	19%	9.2	11.9	-23%
Net sales	3.2	3.9	-18%	2.5	27%	10.6	16.2	-35%
Net sales less divestitures	3.2	3.8	-16%	2.5	27%	10.6	12.3	-14%
Adj. operating income	0.1	-1.2	—	0.1	—	-0.6	-4.7	—
Adj. operating income less divestitures	0.1	-1.2	—	0.1	—	-0.6	-3.1	—
Adj. operating margin (%)	3%	-32%	—	5%	—	-6%	-29%	—
Adj. operating margin less divestitures (%)	3%	-31%	—	5%	—	-6%	-25%	—

Orders booked for comparable units, excluding divested operations, were SEK 2.3 (2.5) b.

Sales for comparable units were up sequentially at SEK 3.2 (3.8) b.

Adjusted operating income was positive at SEK 0.1 (-1.2) b., indicating good progress in restructuring activities.

SONY ERICSSON MOBILE COMMUNICATIONS

Sony Ericsson Mobile Communications (Sony Ericsson) reported profit for the second consecutive quarter. Ericsson’s share in earnings, adjusted for restructuring costs, was SEK 0.3 (-0.3) b., compared to SEK 0.2 b. in the third quarter. Following restructuring in the first half of the year Sony Ericsson has established a solid operational platform. With a full portfolio of products now gaining momentum, the company is well positioned to exploit the opportunities in the fast growing mobile multimedia market.

The strategic focus areas of GSM and Japanese standards posted a 50% and 15% year-on-year growth in shipments, respectively, with the T610 phone continuing to capture market share in all markets. In the quarter, new high-end and entry-level GSM products were introduced as well as two new handsets for the Japanese market.

RELATED PARTY TRANSACTIONS

Transactions with Sony Ericsson Mobile Communications

SEK m.	Fourth quarter 2003	Fourth quarter 2002
Sales to Sony Ericsson	450	1,316
Royalty from Sony Ericsson	146	4
Purchases from Sony Ericsson	47	422

Receivables from Sony Ericsson	192	479
Liabilities to Sony Ericsson	447	809

PARENT COMPANY INFORMATION

Net sales for the fourth quarter amounted to SEK 1.6 (2.0) b. and income after financial items, excluding restructuring costs, was SEK 3.2 (2.5) b.

The financial statements for 2002 have been revised due to changes in accounting principles. These changes have not affected the consolidated financial statements.

Major changes in the company’s financial position for the full year include decreased current and long-term commercial and financial receivables from subsidiaries of SEK 25.2 b. and increased cash and short-term cash investments of SEK 9.1 b. Short- and long-term internal borrowings decreased by SEK 9.6 b. Notes and bond loans, including short-term portion, have decreased by SEK 11.8 b. At the end of the year, cash and short-term cash investments amounted to SEK 68.4 (59.3) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,402,225 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2003, was 306,139,953 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting that no dividend is paid out for 2003.

ANNUAL REPORT

The annual report will be made available to shareholders at our head office at Torshamnsgatan 23, Stockholm, two weeks prior to the Annual General Meeting 2004.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on Tuesday, April 6, 2004, 3 p.m., in Stockholm Globe Arena.

Stockholm, February 6, 2004

Carl-Henric Svanberg

President and CEO

Date for next report: April 23, 2004

AUDITORS’ REPORT

We have reviewed the report for the fourth quarter ended December 31, 2003, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the fourth quarter report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, February 6, 2004

Bo Hjalmarsson	Jeanette Skoglund	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: http://www.ericsson.com/investors/12month03-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044; E-mail: investor.relations@ericsson.com or

press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 6553; E-mail: investor.relations@ericsson.com

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: press.relations@ericsson.com

Åse Lindskog, Director, Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: press.relations@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Oct - Dec			Jan - Dec
SEK million	2003	20021)	Change	2003	20021)	Change

Net sales	36,227	36,749	-1%	117,738	145,773	-19%
Cost of sales	-21,944	-28,261	-22%	-78,901	-104,224	-24%

Gross margin	14,283	8,488		38,837	41,549

Research and development and other technical expenses	-7,309	-8,157	-10%	-27,136	-30,510	-11%
Selling expenses	-4,227	-5,521	-23%	-15,115	-21,896	-31%
Administrative expenses	-1,693	-2,503	-32%	-8,762	-9,995	-12%

Operating expenses	-13,229	-16,181		-51,013	-62,401

Other operating revenues and costs	1,001	-495		1,541	773
Share in earnings of JV and associated companies	256	-11		-604	-1,220

Operating income	2,311	-8,199		-11,239	-21,299

Financial income	1,240	2,155	-42%	3,995	4,253	-6%
Financial expenses	-1,721	-1,906	-10%	-4,859	-5,789	-16%

Income after financial items	1,830	-7,950		-12,103	-22,835

Taxes	-1,607	-292		1,460	4,165
Minority interest	-81	-87		-201	-343

Net income	142	-8,329		-10,844	-19,013

1)       In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

Other information

Average number of shares, basic (million)	15,825	15,818		15,823	12,573
Earnings per share, basic (SEK)	0.01	-0.58		-0.69	-1.51
Earnings per share, diluted (SEK)	0.01	-0.58		-0.69	-1.51

NOTE 1
Items affecting comparability
Non-operational capital gains/losses, net	2	-259		-13	-42
Restructuring costs, net	-4,022	-6,271		-16,463	-11,962
Capitalization of development expenses, net	376	644		1,584	3,200

Total	-3,644	-5,886		-14,892	-8,804
-of which in
Cost of sales	-770	-3,482		-4,790	-5,589
Operating expenses	-2,769	-1,834		-9,392	-3,092
Other operating revenues and costs	-18	-570		-358	-353
Share in earnings of JV and associated companies / Phones	-87	—		-352	230

NOTE 2
Key measurements, excluding items affecting comparability
Net sales	36,227	36,749		117,738	145,773
Adjusted gross margin	15,053	11,970		43,627	47,138
- as percentage of net sales	41.6%	32.6%		37.1%	32.3%
Adjusted operating expenses	-10,460	-14,347		-41,621	-59,309
- as percentage of net sales	28.9%	39.0%		35.4%	40.7%
Adjusted other operating revenues and costs	1,019	75		1,899	1,126
Share in earnings of JV and assoc. companies	343	-11		-252	-1,450

Adjusted operating income	5,955	-2,313		3,653	-12,495
Adjusted operating margin (%)	16.4%	-6.3%		3.1%	-8.6%
Adjusted income after financial items	5,474	-2,064		2,789	-14,031

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2003	Dec 31 20021)
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	4,784	3,200
Goodwill	5,739	8,603
Other	687	806
Tangible assets	6,505	9,964

Financial assets
Equity in JV and associated companies	2,970	1,835
Other investments	433	2,243
Long-term customer financing	3,027	12,283
Deferred tax assets	27,130	26,047
Other long-term receivables	1,342	2,132

	52,617	67,113

Current assets
Inventories	10,965	13,419

Receivables
Accounts receivable - trade	31,886	37,384
Short-term customer financing	979	1,680
Other receivables	12,718	23,303
Short-term cash investments, cash and bank	73,207	66,214

	129,755	142,000

Total assets	182,372	209,113

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	60,481	73,607

Minority interest in equity of consolidated subsidiaries	2,299	2,469

Provisions
Pensions	8,005	10,997
Other provisions	28,063	21,357

	36,068	32,354

Long-term liabilities	29,772	37,066

Current liabilities
Interest-bearing liabilities	9,509	14,321
Accounts payable	8,895	12,469
Other current liabilities	35,348	36,827

	53,752	63,617

Total stockholders’ equity, provisions and liabilities	182,372	209,113

Of which interest-bearing provisions and liabilities	46,209	61,463

Net cash	26,998	4,751

Assets pledged as collateral	8,023	2,800
Contingent liabilities	2,691	3,116

1)	Restated for change in accounting principle regarding financial instruments (RR 27), and with all deferred tax assets reported as long-term.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct-Dec		Jan-Dec
SEK million	2003	20021)	2003	2002
Net income	142	-8,329	-10,844	-19,013
Adjustments to reconcile net income to cash	4,160	2,718	6,387	-1,832

	4,302	-5,611	-4,457	-20,845

Changes in operating net assets
Inventories	248	6,899	2,286	8,599
Customer financing, short-term and long-term	-221	-2,840	7,999	-2,140
Accounts receivable	-3,549	-679	4,131	9,839
Other	3,902	2,870	12,908	-5,541

Cash flow from operating activities	4,682	639	22,867	-10,088
Product development	-628	-783	-2,359	-3,442
Other investing activities	504	1,779	-1,053	6,426

Cash flow from investing activities	-124	996	-3,412	2,984

Cash flow before financing activities	4,558	1,635	19,455	-7,104

Dividends paid	3	-213	-206	-645
Other equity transactions	3	-15	8	28,942
Other financing activities	-738	-9,949	-11,726	-22,700

Cash flow from financing activities	-732	-10,177	-11,924	5,597

Effect of exchange rate changes on cash	-171	362	-538	-1,203

Net change in cash	3,655	-8,180	6,993	-2,710

Cash and cash equivalents, beginning of period	69,552	74,394	66,214	68,924

Cash and cash equivalents, end of period	73,207	66,214	73,207	66,214

1)	Capitalization of development expenses, previously reported in Adjustments to reconcile net income to cash, are as from Q4 2002 included in Investing activities. Figures for 2002 are restated.

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Dec 2003	Jan-Dec 2002
Opening balance	73,607	68,587
Stock issue, net	158	28,940
Sale of own shares	8	2
Stock Purchase Plan	151	12
Conversion of debentures	—	—
Repurchase of own stock	-158	—
Dividends paid	—	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	-2,444	-4,921
Net income	-10,844	-19,013
Adjustment of cost for stock issue 2002	3	—

Closing balance	60,481	73,607

ERICSSON

CONSOLIDATED INCOME STATEMENT ISOLATED QUARTERS

	2003				2002 1)
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	25,859	27,613	28,039	36,227	36,966	38,545	33,513	36,749
Cost of sales	-18,862	-19,011	-19,084	-21,944	-25,253	-26,469	-24,241	-28,261

Gross margin	6,997	8,602	8,955	14,283	11,713	12,076	9,272	8,488

Research and development and other technical expenses	-6,897	-6,084	-6,846	-7,309	-7,624	-6,561	-8,168	-8,157
Selling expenses	-3,449	-4,085	-3,354	-4,227	-5,592	-5,630	-5,153	-5,521
Administrative expenses	-1,804	-1,842	-3,423	-1,693	-2,552	-2,711	-2,229	-2,503

Operating expenses	-12,150	-12,011	-13,623	-13,229	-15,768	-14,902	-15,550	-16,181

Other operating revenues and costs	-86	195	431	1,001	771	267	230	-495
Share in earnings of JV and assoc. companies	-742	-365	247	256	-56	-524	-629	-11

Operating income	-5,981	-3,579	-3,990	2,311	-3,340	-3,083	-6,677	-8,199

Financial income	1,164	850	741	1,240	889	640	569	2,155
Financial expenses	-1,218	-856	-1,064	-1,721	-1,682	-1,210	-991	-1,906

Income after financial items	-6,035	-3,585	-4,313	1,830	-4,133	-3,653	-7,099	-7,950

Taxes	1,847	820	400	-1,607	1,233	1,116	2,108	-292
Minority interest	-124	37	-33	-81	-68	-182	-6	-87

Net income	-4,312	-2,728	-3,946	142	-2,968	-2,719	-4,997	-8,329

1)       In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

Other information

Average number of shares, basic (million)	15,820	15,822	15,823	15,825	10,950	10,950	12,573	15,818
Earnings per share, basic (SEK)	-0.27	-0.17	-0.25	0.01	-0.27	-0.25	-0.41	-0.58
Earnings per share, diluted (SEK)	-0.27	-0.17	-0.25	0.01	-0.27	-0.25	-0.41	-0.58

NOTE 1

Items affecting comparability

Non-operational capital gains/losses, net	5	-10	-10	2	102	-3	118	-259
Restructuring costs, net	-3,193	-3,799	-5,449	-4,022	—	-1,482	-4,209	-6,271
Capitalization of development expenses, net	614	412	182	376	1,005	910	641	644

Total	-2,574	-3,397	-5,277	-3,644	1,107	-575	-3,450	-5,886

-of which in
Cost of sales	-1,813	-1,096	-1,111	-770	—	-438	-1,669	-3,482
Operating expenses	-745	-1,884	-3,994	-2,769	1,005	-364	-1,899	-1,834
Other operating revenues and costs	-16	-152	-172	-18	102	-3	118	-570
Share in earnings of JV and associated companies / Phones	—	-265	—	-87	—	230	—	—

NOTE 2

Key measurements, excluding items affecting comparability

Net sales	25,859	27,613	28,039	36,227	36,966	38,545	33,513	36,749
Adjusted gross margin	8,810	9,698	10,066	15,053	11,713	12,514	10,941	11,970
- as percentage of net sales	34.1%	35.1%	35.9%	41.6%	31.7%	32.5%	32.6%	32.6%
Adjusted operating expenses	-11,405	-10,127	-9,629	-10,460	-16,773	-14,538	-13,651	-14,347
- as percentage of net sales	44.1%	36.7%	34.3%	28.9%	45.4%	37.7%	40.7%	39.0%
Adjusted other operating revenues and costs	-70	347	603	1,019	669	270	112	75
Share in earnings of JV and assoc. companies	-742	-100	247	343	-56	-754	-629	-11

Adjusted operating income	-3,407	-182	1,287	5,955	-4,447	-2,508	-3,227	-2,313
Adjusted operating margin (%)	-13.2%	-0.7%	4.6%	16.4%	-12.0%	-6.5%	-9.6%	-6.3%
Adjusted income after financial items	-3,461	-188	964	5,474	-5,240	-3,078	-3,649	-2,064

ACCOUNTING POLICIES AND REPORTING

Interim reports are prepared in accordance with RR 20 “Interim Financial Reporting.”

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2003

From January 1, 2003, Ericsson has adopted the following new recommendations issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet):

•	Presentation of financial statements (RR22)

•	Investment property (RR24)

•	Segment reporting (RR25)

•	Events after the balance sheet date (RR26)

•	Financial instruments: Disclosure and presentation (RR27)

•	Accounting for government grants (RR28)

These changes have no impact on reported Net Income or Earnings Per Share. The presentation of certain items in the income statement will change and we will no longer report minority interests before tax and Income Before Tax. Instead, we will report Income after financial items and Net Income after deduction of Taxes and Minority interests. Minority interests will be reported net of taxes. The presentation of the Balance Sheet will not change, however, the reported amounts of certain items will be affected.

RR22 requires compliance with all recommendations issued by the Swedish Financial Accounting Standards Council. Prior to 2003, Ericsson deviated from the recommendations in two aspects:

•	In deviation from RR1:00, Consolidated Financial Statements, minority interests were divided in two items; share in income before taxes and share in taxes. From January 1, 2003, in accordance with RR1:00, we will report minority interest net of taxes.

•	In deviation from RR9, Income tax, deferred tax assets were prior to 2003 reported as both current and long-term. From January 1, 2003, all deferred taxes are reported as long term in accordance with RR9.

The new recommendation RR25, Segment reporting, has been adopted from January 1, 2003. As a consequence, we have reviewed our segments and decided to transfer internal service units from segment Other Operations to segment Systems, since the major part of the services are provided to Systems. This will reduce orders and sales previously reported in Other Operations and also reduce the amounts of eliminations of inter-segment sales. Employees in such service units will be transferred from Other Operations to Systems.

RR27 introduces changed rules for netting of assets and liabilities of similar nature. The effects in the Parent Company are increased financial receivables from and liabilities to subsidiaries. The effect on group level is that certain receivables for which the credit risks have been transferred to third parties can no longer be reported net without a formal three-party agreement. The amount for trade receivables and short-term borrowings will be affected.

DEFINITIONS NOT PREVIOUSLY INCLUDED IN THE ANNUAL REPORT

Adjusted Operating Income and Adjusted Income After Financial Items

These measures are reported with the following adjustments made to the original measure:

•	Restructuring costs are excluded

•	Net effect of capitalization of development expenses is reversed

•	Non-operational capital gains/losses are excluded

Operating expenses run rate

Annualized run rate in a quarter is calculated in two steps:

1.	Total reported operating expenses are adjusted for restructuring costs and effects of capitalization of development costs plus risk provisions for customer financing, which are not considered related to size of operations

2.	Such amount is adjusted for seasonality, where the first and third quarters are historically showing lower expenses than the average quarter and the fourth quarter correspondingly higher. To arrive at annualized run rate, adjusted quarterly amounts are then multiplied by four.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	37,701	31,197	17,938	28,505	24,996	26,336	26,518	27,592
- Mobile Networks	29,344	22,900	12,439	20,865	17,475	20,020	21,508	20,455
- Fixed Networks	2,693	2,952	1,751	1,909	1,990	1,724	1,513	1,128
Total Network Equipment	32,037	25,852	14,190	22,774	19,465	21,744	23,021	21,583
- Of which Network Rollout	4,703	3,939	1,411	4,020	2,542	2,000	2,025	2,153
Professional Services	5,664	5,345	3,748	5,731	5,531	4,592	3,497	6,009
Other Operations	4,889	4,833	3,102	2,560	2,587	2,312	1,963	2,330
Less: Intersegment Orders	-697	-765	-510	-402	-523	-300	-353	-458

Total	41,893	35,265	20,530	30,663	27,060	28,348	28,128	29,464

	20021)				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems		-17%	-43%	59%	-12%	5%	1%	4%
- Mobile Networks		-22%	-46%	68%	-16%	15%	7%	-5%
- Fixed Networks		10%	-41%	9%	4%	-13%	-12%	-25%
Total Network Equipment		-19%	-45%	60%	-15%	12%	6%	-6%
- Of which Network Rollout		-16%	-64%	185%	-37%	-21%	1%	6%
Professional Services		-6%	-30%	53%	-3%	-17%	-24%	72%
Other Operations		-1%	-36%	-17%	1%	-11%	-15%	19%
Less: Intersegment Orders		10%	-33%	-21%	30%	-43%	18%	30%

Total		-16%	-42%	49%	-12%	5%	-1%	5%

	2003
Year over year change	Q1	Q2	Q3	Q4
Systems	-34%	-16%	48%	-3%
- Mobile Networks	-40%	-13%	73%	-2%
- Fixed Networks	-26%	-42%	-14%	-41%
Total Network Equipment	-39%	-16%	62%	-5%
- Of which Network Rollout	-46%	-49%	44%	-46%
Professional Services	-2%	-14%	-7%	5%
Other Operations	-47%	-52%	-37%	-9%
Less: Intersegment Orders	-25%	-61%	-31%	14%

Total	-35%	-20%	37%	-4%

	20021)				2003
Year to Date	0203	0206	0209	0212	0303	0306	0309	0312
Systems	37,701	68,898	86,836	115,341	24,996	51,332	77,850	105,442
- Mobile Networks	29,344	52,245	64,684	85,549	17,475	37,495	59,003	79,458
- Fixed Networks	2,693	5,645	7,396	9,305	1,990	3,714	5,227	6,355
Total Network Equipment	32,037	57,890	72,080	94,854	19,465	41,209	64,230	85,813
- Of which Network Rollout	4,703	8,642	10,053	14,073	2,542	4,542	6,567	8,720
Professional Services	5,664	11,008	14,756	20,487	5,531	10,123	13,620	19,629
Other Operations	4,889	9,722	12,824	15,384	2,587	4,899	6,862	9,192
Less: Intersegment Orders	-697	-1,462	-1,972	-2,374	-523	-823	-1,176	-1,634

Total	41,893	77,158	97,688	128,351	27,060	55,408	83,536	113,000

	2003
YTD year over year change	0303	0306	0309	0312
Systems	-34%	-25%	-10%	-9%
- Mobile Networks	-40%	-28%	-9%	-7%
- Fixed Networks	-26%	-34%	-29%	-32%
Total Network Equipment	-39%	-29%	-11%	-10%
- Of which Network Rollout	-46%	-47%	-35%	-38%
Professional Services	-2%	-8%	-8%	-4%
Other Operations	-47%	-50%	-46%	-40%
Less: Intersegment Orders	-25%	-44%	-40%	-31%

Total	-35%	-28%	-14%	-12%

1)	Year 2002 restated to present Other Operations and Intersegment Orders excluding internal service operations

NET SALES BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	33,323	34,781	30,612	33,239	23,961	25,224	25,907	33,574
- Mobile Networks	25,552	26,971	23,923	24,657	17,643	18,949	19,826	25,635
- Fixed Networks	3,287	2,983	2,380	3,049	1,898	2,177	1,670	2,220
Total Network Equipment	28,839	29,954	26,303	27,706	19,541	21,126	21,496	27,855
- Of which Network Rollout	4,183	3,842	2,928	3,834	2,577	2,532	2,791	3,213
Professional Services	4,484	4,827	4,309	5,533	4,420	4,098	4,411	5,719
Other Operations	4,327	4,554	3,430	3,890	2,363	2,534	2,508	3,174
Less: Intersegment Sales	-684	-790	-529	-380	-465	-145	-376	-521

Total	36,966	38,545	33,513	36,749	25,859	27,613	28,039	36,227

	20021)				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems		4%	-12%	9%	-28%	5%	3%	30%
- Mobile Networks		6%	-11%	3%	-28%	7%	5%	29%
- Fixed Networks		-9%	-20%	28%	-38%	15%	-23%	33%
Total Network Equipment		4%	-12%	5%	-29%	8%	2%	30%
- Of which Network Rollout		-8%	-24%	31%	-33%	-2%	10%	15%
Professional Services		8%	-11%	28%	-20%	-7%	8%	30%
Other Operations		5%	-25%	13%	-39%	7%	-1%	27%
Less: Intersegment Sales		15%	-33%	-28%	22%	-69%	159%	39%

Total		4%	-13%	10%	-30%	7%	2%	29%

	2003
Year over year change	Q1	Q2	Q3	Q4
Systems	-28%	-27%	-15%	1%
- Mobile Networks	-31%	-30%	-17%	4%
- Fixed Networks	-42%	-27%	-30%	-27%
Total Network Equipment	-32%	-29%	-18%	1%
- Of which Network Rollout	-38%	-34%	-5%	-16%
Professional Services	-1%	-15%	2%	3%
Other Operations	-45%	-44%	-27%	-18%
Less: Intersegment Sales	-32%	-82%	-29%	37%

Total	-30%	-28%	-16%	-1%

	20021)				2003
Year to Date	0203	0206	0209	0212	0303	0306	0309	0312
Systems	33,323	68,104	98,716	131,955	23,961	49,185	75,092	108,666
- Mobile Networks	25,552	52,523	76,446	101,103	17,643	36,592	56,418	82,053
- Fixed Networks	3,287	6,270	8,650	11,699	1,898	4,075	5,745	7,965
Total Network Equipment	28,839	58,793	85,096	112,802	19,541	40,667	62,163	90,018
- Of which Network Rollout	4,183	8,025	10,953	14,786	2,577	5,109	7,900	11,113
Professional Services	4,484	9,311	13,620	19,153	4,420	8,518	12,929	18,648
Other Operations	4,327	8,881	12,311	16,201	2,363	4,897	7,405	10,579
Less: Intersegment Sales	-684	-1,474	-2,003	-2,383	-465	-610	-986	-1,507

Total	36,966	75,511	109,024	145,773	25,859	53,472	81,511	117,738

	2003
YTD year over year change	0303	0306	0309	0312
Systems	-28%	-28%	-24%	-18%
- Mobile Networks	-31%	-30%	-26%	-19%
- Fixed Networks	-42%	-35%	-34%	-32%
Total Network Equipment	-32%	-31%	-27%	-20%
- Of which Network Rollout	-38%	-36%	-28%	-25%
Professional Services	-1%	-9%	-5%	-3%
Other Operations	-45%	-45%	-40%	-35%
Less: Intersegment Sales	-32%	-59%	-51%	-37%

Total	-30%	-29%	-25%	-19%

1)	Year 2002 restated to present Other Operations and Intersegment Sales excluding internal service operations

ADJUSTED OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

ADJUSTED OPERATING INCOME AND MARGIN

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306	0309	0312
Systems	-2,799	-3,495	-4,604	-4,907	-2,097	-1,523	-341	5,234
Phones	—	-442	-992	-1,331	-500	-683	-483	-183
Other Operations	-1,343	-2,318	-3,477	-4,715	-492	-834	-699	-606
Unallocated 1)	-305	-700	-1,109	-1,542	-318	-549	-779	-792

Total	-4,447	-6,955	-10,182	-12,495	-3,407	-3,589	-2,302	3,653

	2002				2003
As percentage of net sales	0203	0206	0209	0212	0303	0306	0309	0312
Systems	-8%	-5%	-5%	-4%	-9%	-3%	0%	5%
Phones 2)	—	—	—	—	—	—	—	—
Other Operations	-31%	-26%	-28%	-29%	-21%	-17%	-9%	-6%

Total	-12%	-9%	-9%	-9%	-13%	-7%	-3%	3%

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-2,799	-696	-1,109	-303	-2,097	574	1,182	5,575
Phones	—	-442	-550	-339	-500	-183	200	300
Other Operations	-1,343	-975	-1,159	-1,238	-492	-342	135	93
Unallocated 1)	-305	-395	-409	-433	-318	-231	-230	-13

Total	-4,447	-2,508	-3,227	-2,313	-3,407	-182	1,287	5,955

	2002				2003
As percentage of net sales	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Systems	-8%	-2%	-4%	-1%	-9%	2%	5%	17%
Phones 2)	—	—	—	—	—	—	—	—
Other Operations	-31%	-21%	-34%	-32%	-21%	-13%	5%	3%

Total	-12%	-7%	-10%	-6%	-13%	-1%	5%	16%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses

2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2002 1)				2003
	0203	0206	0209	0212	0303	0306	0309	0312
Systems	70,957	65,899	62,543	56,590	53,532	50,510	46,669	45,176
Other Operations	10,659	9,876	8,774	7,646	7,047	6,786	6,409	6,110
Unallocated	396	446	406	385	361	348	323	297

Total	82,012	76,221	71,723	64,621	60,940	57,644	53,401	51,583

Change in percent	0303	0306	0309	0312
Systems	-25%	-23%	-25%	-20%
Other Operations	-34%	-31%	-27%	-20%
Unallocated	-9%	-22%	-20%	-23%

Total	-26%	-24%	-26%	-20%

1)	Employees in internal service units have been transferred from other Operations to Systems

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	19,493	17,691	9,554	18,710	14,081	14,425	14,140	11,521
North America	7,003	5,834	4,473	5,567	4,693	4,622	4,380	6,542
Latin America	4,846	3,349	1,417	-37	2,621	1,669	2,245	2,547
Asia Pacific	10,551	8,391	5,086	6,423	5,665	7,632	7,363	8,854

Total	41,893	35,265	20,530	30,663	27,060	28,348	28,128	29,464

* Of which Sweden	2,437	2,506	1,346	1,331	1,406	1,190	967	854
* Of which EU	8,877	12,439	3,844	8,843	8,805	6,643	8,054	6,726

	2002				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*		-9%	-46%	96%	-25%	2%	-2%	-19%
North America		-17%	-23%	24%	-16%	-2%	-5%	49%
Latin America		-31%	-58%	-103%	—	-36%	35%	13%
Asia Pacific		-20%	-39%	26%	-12%	35%	-4%	20%

Total		-16%	-42%	49%	-12%	5%	-1%	5%

* Of which Sweden		3%	-46%	-1%	6%	-15%	-19%	-12%
* Of which EU		40%	-69%	130%	0%	-25%	21%	-16%

	2003
Year over year change	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-28%	-18%	48%	-38%
North America	-33%	-21%	-2%	18%
Latin America	-46%	-50%	58%	—
Asia Pacific	-46%	-9%	45%	38%

Total	-35%	-20%	37%	-4%

* Of which Sweden	-42%	-53%	-28%	-36%
* Of which EU	-1%	-47%	110%	-24%

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306	0309	0312
Europe, Middle East & Africa*	19,493	37,184	46,738	65,448	14,081	28,506	42,646	54,167
North America	7,003	12,837	17,310	22,877	4,693	9,315	13,695	20,237
Latin America	4,846	8,195	9,612	9,575	2,621	4,290	6,535	9,082
Asia Pacific	10,551	18,942	24,028	30,451	5,665	13,297	20,660	29,514

Total	41,893	77,158	97,688	128,351	27,060	55,408	83,536	113,000

* Of which Sweden	2,437	4,943	6,289	7,620	1,406	2,596	3,563	4,417
* Of which EU	8,877	21,316	25,160	34,003	8,805	15,448	23,502	30,228

	2003
YTD year over year change	0303	0306	0309	0312
Europe, Middle East & Africa*	-28%	-23%	-9%	-17%
North America	-33%	-27%	-21%	-12%
Latin America	-46%	-48%	-32%	-5%
Asia Pacific	-46%	-30%	-14%	-3%

Total	-35%	-28%	-14%	-12%

* Of which Sweden	-42%	-47%	-43%	-42%
* Of which EU	-1%	-28%	-7%	-11%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	17,606	19,060	16,772	20,686	13,983	15,083	14,144	19,633
North America	4,072	6,063	6,381	6,552	3,940	4,217	4,271	5,199
Latin America	4,311	3,105	2,866	2,394	1,764	2,197	2,663	3,301
Asia Pacific	10,977	10,317	7,494	7,117	6,172	6,116	6,961	8,094

Total	36,966	38,545	33,513	36,749	25,859	27,613	28,039	36,227

* Of which Sweden	1,974	2,585	1,676	2,068	1,403	1,437	1,371	1,657
* Of which EU	10,867	11,068	9,193	12,268	7,885	8,070	7,950	11,330

	2002				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*		8%	-12%	23%	-32%	8%	-6%	39%
North America		49%	5%	3%	-40%	7%	1%	22%
Latin America		-28%	-8%	-16%	-26%	25%	21%	24%
Asia Pacific		-6%	-27%	-5%	-13%	-1%	14%	16%

Total		4%	-13%	10%	-30%	7%	2%	29%

* Of which Sweden		31%	-35%	23%	-32%	2%	-5%	21%
* Of which EU		2%	-17%	33%	-36%	2%	-1%	43%

	2003
Year over year change	Q1	Q2	Q3	Q4
Europe, Middle East & Africa*	-21%	-21%	-16%	-5%
North America	-3%	-30%	-33%	-21%
Latin America	-59%	-29%	-7%	38%
Asia Pacific	-44%	-41%	-7%	14%

Total	-30%	-28%	-16%	-1%

* Of which Sweden	-29%	-44%	-18%	-20%
* Of which EU	-27%	-27%	-14%	-8%

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306	0309	0312
Europe, Middle East & Africa*	17,606	36,666	53,438	74,124	13,983	29,066	43,210	62,843
North America	4,072	10,135	16,516	23,068	3,940	8,157	12,428	17,627
Latin America	4,311	7,416	10,282	12,676	1,764	3,961	6,624	9,925
Asia Pacific	10,977	21,294	28,788	35,905	6,172	12,288	19,249	27,343

Total	36,966	75,511	109,024	145,773	25,859	53,472	81,511	117,738

* Of which Sweden	1,974	4,559	6,235	8,303	1,403	2,840	4,211	5,868
* Of which EU	10,867	21,935	31,128	43,396	7,885	15,955	23,905	35,235

	2003
YTD year over year change	0303	0306	0309	0312
Europe, Middle East & Africa*	-21%	-21%	-19%	-15%
North America	-3%	-20%	-25%	-24%
Latin America	-59%	-47%	-36%	-22%
Asia Pacific	-44%	-42%	-33%	-24%

Total	-30%	-29%	-25%	-19%

* Of which Sweden	-29%	-38%	-32%	-29%
* Of which EU	-27%	-27%	-23%	-19%

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Jan - Dec 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	47,817	46%	6,350	76%	54,167	48%
North America	19,672	19%	565	7%	20,237	18%
Latin America	8,764	8%	318	4%	9,082	8%
Asia Pacific	28,442	27%	1,072	13%	29,514	26%

Total	104,695	100%	8,305	100%	113,000	100%

Share of Total	93%		7%		100%

Jan - Dec 2002	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	54,510	48%	10,938	77%	65,448	51%
North America	22,164	19%	713	5%	22,877	18%
Latin America	8,919	8%	656	5%	9,575	7%
Asia Pacific	28,583	25%	1,868	13%	30,451	24%

Total	114,176	100%	14,175	100%	128,351	100%

Share of Total	89%		11%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-12%		-42%		-17%
North America	-11%		-21%		-12%
Latin America	-2%		-52%		-5%
Asia Pacific	0%		-43%		-3%

Total	-8%		-41%		-12%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Dec 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	55,313	51%	7,530	77%	62,843	53%
North America	17,140	16%	487	5%	17,627	15%
Latin America	9,504	9%	421	4%	9,925	9%
Asia Pacific	26,039	24%	1,304	14%	27,343	23%

Total	107,996	100%	9,742	100%	117,738	100%

Share of Total	92%		8%		100%

Jan - Dec 2002	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	62,724	48%	11,400	76%	74,124	51%
North America	22,444	17%	624	4%	23,068	16%
Latin America	11,803	9%	873	6%	12,676	9%
Asia Pacific	33,871	26%	2,034	14%	35,905	24%

Total	130,842	100%	14,931	100%	145,773	100%

Share of Total	90%		10%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-12%		-34%		-15%
North America	-24%		-22%		-24%
Latin America	-19%		-52%		-22%
Asia Pacific	-23%		-36%		-24%

Total	-17%		-35%		-19%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date 2003

Orders	Share of total orders	Sales	Share of total sales
United States	17%	United States	14%
China	11%	China	9%
Italy	7%	Italy	7%
Sweden	4%	Sweden	5%
Spain	4%	Spain	4%
India	3%	Saudi Arabia	3%
Russia	3%	Japan	3%
United Kingdom	3%	United Kingdom	3%
Brazil	3%	Mexico	3%
Australia	3%	Australia	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK billion)	Dec 31 2002	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003
On-balance-sheet credits	21.1	21.1	15.6	10.4	10.6
Off-balance-sheet credits	1.5	1.6	1.8	1.8	2.0

Total credits	22.6	22.7	17.4	12.2	12.6
Less third party risk coverage	-0.8	-2.6	-5.6	-0.4	-0.3

Ericsson risk exposure	21.8	20.1	11.8	11.8	12.3

On-balance-sheet credits, net book value	14.0	13.6	10.0	4.3	4.0
Off-balance-sheet credits recorded as contingent liabilities	1.3	1.3	1.6	1.5	1.7
Financing commitments	14.0	12.5	11.0	6.7	6.1

TREND OF NET SALES AND OPERATING EXPENSES ISOLATED QUARTERS

	2002				2003
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	36,966	38,545	33,513	36,749	25,859	27,613	28,039	36,227
R&D and other technical expenses	-8,529	-7,000	-6,562	-7,240	-6,444	-5,855	-4,772	-6,121
Selling expenses	-5,592	-5,033	-4,944	-4,853	-3,153	-2,667	-3,092	-3,053
Administrative expenses	-2,652	-2,505	-2,145	-2,254	-1,808	-1,605	-1,765	-1,286
Capitalization of development expenses, net	1,005	910	641	644	614	412	182	376

Operating expenses	-15,768	-13,628	-13,010	-13,703	-10,791	-9,715	-9,447	-10,084
Operating expenses as percentage of net sales	42.7%	35.4%	38.8%	37.3%	41.7%	35.2%	33.7%	-27.8%
Restructuring costs	—	-1,274	-2,540	-2,478	-1,359	-2,296	-4,176	-3,145

Operating expenses incl. restructuring costs	-15,768	-14,902	-15,550	-16,181	-12,150	-12,011	-13,623	-13,229

Items as % of net sales
R&D and other technical expenses	23.1%	18.2%	19.6%	19.7%	24.9%	21.2%	17.0%	16.9%
Selling expenses	15.1%	13.1%	14.8%	13.2%	12.2%	9.7%	11.0%	8.4%
G&A expenses	7.2%	6.5%	6.4%	6.1%	7.0%	5.8%	6.3%	3.5%
Adjusted operating expenses, excluding capitalization of development	-16,773	-14,538	-13,651	-14,347	-11,405	-10,127	-9,629	-10,460
- as percentage of net sales	45.4%	37.7%	40.7%	39.0%	44.1%	36.7%	34.3%	28.9%
Opex run rate, annualized (SEK b.)	68	57	52	51	47	42	38	37

ERICSSON

OTHER INFORMATION

SEK million	Oct - Dec 2003		Oct - Dec 2002	Jan - Dec 2003		Jan - Dec 2002
Number of shares and earnings per share
Number of shares, end of period (million)	16,132		15,974	16,132		15,974
Number of treasury shares, end of period (million)	306		154	306		154
Number of shares outstanding, basic, end of period (million)	15,826		15,820	15,826		15,820
Average number of shares, basic (million) 1)	15,825		15,818	15,823		12,573
Average number of treasury shares (million)	307		156	270		156
Average number of shares, diluted (million) 1,2)	15,839		12,124	15,841		12,684
Earnings per share, basic (SEK)1)	0.01		-0.58	-0.69		-1.51
Earnings per share, diluted (SEK)1,2)	0.01		-0.58	-0.69		-1.51

Ratios
Equity ratio, percent	—		—	34.4		36.4
Capital turnover (times)	1.3		1.0	1.0		1.0
Accounts receivable turnover (times)	4.8		3.7	3.4		3.0
Inventory turnover (times)	7.6		5.8	6.1		5.1
Return on equity, percent	0.9%		-42.6%	-16.2%		-26.7%
Return on capital employed, percent	12.8%		-16.5%	-5.9%		-11.3%
Days Sales Outstanding	—		—	79		92
Payment readiness, end of period	—		—	75,309		66,306
Payment readiness, as percentage of sales	—		—	64.0%		45.5%

Exchange rates used in the consolidation
SEK / EUR - average rate	—		—	9.14		9.15
- closing rate	—		—	9.07		9.15
SEK / USD - average rate	—		—	8.08		9.72
- closing rate	—		—	7.26		8.78

Other
Additions to tangible fixed assets	2,316	3)	720	3,493	3)	2,738
- Of which in Sweden	670	3)	433	1,069	3)	1,195

Additions to capitalized development expenses	627		783	2,358		3,442

Depreciation of tangible and other intangible assets	1,448		754	5,079		5,231
Goodwill amortization	232		351	1,941		1,064
Amortization of development expenses	252		139	775		242
Total depreciation and amortization of tangible / intangible assets	1,932		1,244	7,795		6,537

Orders booked	29,464		30,663	113,000		128,351
Export sales from Sweden	22,147		21,544	72,966		86,695

1)	Adjusted for stock dividend element of stock issue in 2002.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
3)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1.7 b. have been reflected in the balance sheet as tangible assets and long-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: February 6, 2004